UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 001-10960

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTCASH 401(k) PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTCASH, INC.
1600 West 7th Street
Fort Worth, Texas 76102

FIRSTCASH 401(k) PROFIT SHARING PLAN
INDEX

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule:
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	S-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the
FirstCash 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the FirstCash 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits include performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

We have served as the Plan’s auditor since 2018.

Fort Worth, Texas
June 15, 2020

FIRSTCASH 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018
ASSETS:
Investments, at fair value:
Money market funds	$3,568,621	$3,337,886
Mutual funds	31,170,000	24,830,581
Common/collective trust funds	73,982,366	61,836,698
FirstCash, Inc. common stock	16,423,122	15,531,157
Total investments	125,144,109	105,536,322

Notes receivable from participants	6,880,946	7,071,427

Contributions receivable:
Participant	298,462	299,557
Employer	119,951	118,918
Total contributions receivable	418,413	418,475

Total assets	132,443,468	113,026,224

LIABILITIES:
Other liabilities	85,146	39,089

Total liabilities	85,146	39,089

Net assets available for benefits	$132,358,322	$112,987,135

See accompanying notes to these financial statements.

FIRSTCASH 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2019	2018
Additions to net assets attributable to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$18,251,095	$(5,601,090)
Interest and dividends	1,105,381	1,284,943
Total investment income (loss)	19,356,476	(4,316,147)

Contributions:
Participant	10,057,577	10,145,986
Participant rollovers	147,597	240,968
Employer	3,053,906	3,009,850
Total contributions	13,259,080	13,396,804

Interest income on notes receivable from participants	348,197	310,458

Other	285,395	289,111

Total additions	33,249,148	9,680,226

Deductions from net assets attributable to:
Benefits paid directly to participants	13,104,281	17,222,207
Investment management fees	226,227	240,642
Administrative fees	505,809	527,720
Custody fees	41,644	44,551
Total deductions	13,877,961	18,035,120

Increase (decrease) in net assets available for benefits before transfers	19,371,187	(8,354,894)

Transfers from other plans	—	22,758

Increase (decrease) in net assets available for benefits	19,371,187	(8,332,136)

Net assets available for benefits:
Beginning of year	112,987,135	121,319,271

End of year	$132,358,322	$112,987,135

See accompanying notes to these financial statements.

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

1.	DESCRIPTION OF PLAN

The following brief description of the FirstCash 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General
The Plan is a salary deferral plan covering substantially all U.S.-based employees of FirstCash, Inc. and its wholly-owned subsidiaries (the “Company” or the “Employer”) who have completed six months of service with the Company and have reached age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee and custodian of the Plan is TD Ameritrade Trust Company (the “Trustee”).

Contributions
Each year, participants may contribute to the Plan an amount up to 100% of their annual compensation as pre-tax or Roth after-tax contributions. However, each participant’s annual contribution shall not exceed the maximum amount allowed for deferral as set forth by the Internal Revenue Code (the “Code”), which was $19,000 for 2019 and 18,500 for 2018. In addition, participants over age 50 were allowed to contribute an additional $6,000 for 2019 and 2018. The amount of a participant’s annual compensation that may be taken into account for purposes of determining the Company’s matching contribution for any purpose under the Plan shall not exceed an amount prescribed annually by the Code. Unless they elect otherwise, employees are automatically enrolled in the TD Ameritrade Trust Company StarCore II fund and contribute 5% of their compensation beginning six months after their date of hire. The Company contributes to the Plan a matching amount equal to 50% of the first 5% of the participant’s annual compensation contributed to the Plan. Participants are eligible to receive Company matching contributions after twelve months of service with the Company, subject to vesting requirements. In addition, a special discretionary contribution, as determined by the Company, may be contributed, pro rata, based upon each participating employee’s compensation to the total compensation of all participating employees. No special discretionary contribution was made in 2019 or 2018.

If a participant makes a contribution during any year in an amount which exceeds the maximum amount allowed under the Code pertaining to highly compensated employees, the contribution is refunded and the matching Company contribution on such additional participant contribution may be forfeited by the participant and applied to reduce the Company’s matching contribution to the Plan for the following year.

Vesting
Participants are immediately vested in their contributions (including rollovers) plus actual earnings thereon. Vesting in Employer contributions is based on years of continuous service with the Company, which is determined as a twelve consecutive month period ending on each anniversary of a participant’s date of hire. Participants become 25% vested in Employer contributions after two years, and an additional 25% each year thereafter until 100% vested upon five years of credited service. Participants of the Cash America International, Inc. 401(k) Savings Plan (the “Cash America Plan”), which merged into the Plan effective December 30, 2016, become 20% vested in Employer contributions after one year, and an additional 20% each year thereafter until 100% vested upon five years of credited service. A participant is also 100% vested in Employer contributions upon reaching retirement age or if employment is terminated by reason of total and permanent disability or death.

Participant Accounts
Each participant’s account is credited with the participant’s contribution, allocations of the Company’s matching contributions and special discretionary contributions, if applicable. The various participant allocations are based on a percentage of the participant’s elective deferral or compensation in relation to total compensation of participants, as defined in the Plan agreement.

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

Investment Options
Upon enrollment into the Plan, a participant may direct their contributions to purchase the Company’s common stock or any of the investment options offered by the Trustee of the Plan. Participant contributions directed to purchase the Company’s common stock are limited to 20% of the participant’s total contributions. Participants may change the allocation of their existing funds and future contributions at any time.

Payment of Benefits
Participants whose employment terminates for any reason (except death or disability) are generally entitled to receive the vested portion of their account in the form of a lump sum distribution payable in cash. If a terminated participant’s vested balance is $5,000 or less, and the participant does not consent to a distribution of the vested account balance, the vested benefit is automatically rolled over to an IRA provider. If the participant’s vested balance exceeds $5,000, no distribution is made from the Plan without the participant’s consent. Certain in-service withdrawals are allowed, however only for Cash America Plan balances which were vested as of December 31, 2016. Hardship withdrawals are permitted if the participant meets the eligibility requirements of the Plan.

Participant Loans
A participant may apply to the plan administrator for a loan under the Plan. All loans to participants are subject to the terms and conditions set forth in the Plan document and trust agreement. Participants may borrow up to one-half of their vested account balance or $50,000, whichever is less. The loans will bear a reasonable rate of interest based upon the prime interest rate plus 1%, and remains constant for the term of the loan. Repayments of the loan balance, plus interest, are paid ratably through bi-weekly after-tax payroll deductions, not to exceed five years, unless the loan was obtained to acquire a primary residence, then over a reasonable period of time as determined by the Trustee, but not to exceed 20 years. A participant may have only one loan outstanding at any one time. Participant loans are collateralized by the funds in their respective participant accounts.

Forfeitures
Participants who terminate employment prior to being fully vested in the Company’s matching contributions forfeit the non-vested Employer contributions and related earnings. At December 31, 2019 and 2018, there were approximately $715,000 and $790,000, respectively, of forfeited non-vested amounts. Forfeitures of Company matching contributions may be used to reduce future Employer’s matching contribution to the Plan. In 2019 and 2018, Company matching contributions were reduced by approximately $790,000 and $843,000, respectively, from forfeited, non-vested amounts. Forfeitures of special discretionary Company contributions, if applicable, are reallocated among all remaining participants.

Tax Status
Effective January 1, 2016, the Plan was amended and restated by the adoption of the Rogers Wealth Group Inc. Volume Submitter Profit Sharing Plan with CODA, which has a favorable opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2014. This opinion letter states that the form of the prototype plan is acceptable under Section 401 of the Code. The Company may rely on this letter with respect to the qualification of the Plan under Code Section 401(a) with certain limitations.

Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America (“GAAP”) requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting in accordance with GAAP.

Valuation of Investments
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares (“NAV”) held by the Plan at year-end. Common collective trust funds are valued using the NAV quoted on a private market; however, the unit price is based on underlying investments which are traded on an active market. Equity securities are valued at fair value using quoted market prices. Investments in money market funds are valued using $1 for the NAV as a practical expedient. Reinvested income, accrued interest and dividends are reflected as additions to the cost basis of the investments. Investment transactions are recorded on a trade-date basis. Interest income is recorded when earned and dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses on investments sold during the year and the unrealized appreciation (depreciation) on those investments held at the end of the year.

Notes Receivable from Participants
Loans to participants are reported at their principal balances plus any accrued but unpaid interest. Loans that are not repaid within 180 days of termination with the Company are considered as defaulted and recorded as a deemed distribution, which is a taxable event for the participant.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with GAAP, as applied to defined contribution employee benefit plans, requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements in Topic 820, including the removal, modification to, and addition of certain disclosure requirements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019 with early adoption permitted. The majority of the disclosure changes are to be applied on a prospective basis. The Plan does not expect ASU 2018-13 to have a material effect on these financial statements.

3.    INVESTMENTS

According to GAAP, participant loans are to be classified on the statement of net assets available for benefits as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. According to the Department of Labor, participant loans are considered an investment, and are required to be included as supplemental information in the schedule of assets held for investment purposes at end of year. The following is a reconciliation of the schedule of assets held for investment purposes to the financial statements as of December 31, 2019:

Investments per schedule of investments held for investment purposes at end of year	$132,025,055
Less: notes receivable from participants	(6,880,946)
Investments per financial statements	$125,144,109

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

5.	RELATED PARTIES AND PARTIES – IN – INTEREST

FirstCash, Inc. common stock and notes receivable from participants are considered parties-in-interest to the Plan. The investment in FirstCash, Inc. common stock was $16,423,122 and $15,531,157 at December 31, 2019 and 2018, respectively, and appreciated in value by $1,921,216 and $1,253,477 during 2019 and 2018, respectively. The balance of notes receivable from participants was $6,880,946 and $7,071,427 at December 31, 2019 and 2018, respectively, and interest income on notes receivable from participants was $348,197 and $310,458 during 2019 and 2018, respectively. The investment in FirstCash, Inc. common stock and notes receivable from participants are exempt from the prohibited transaction rules.

The Trustee of the Plan is a party-in-interest as defined by ERISA. The Trustee invests certain Plan assets in common/collective trust funds, mutual funds and money market funds managed by the Trustee or its affiliates, and such transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. The Plan paid certain expenses related to Plan operations and investment activity to various service providers. These transactions are party-in-interest transactions under ERISA.

6.	CONCENTRATION OF MARKET RISK

At December 31, 2019 and 2018, approximately 12% and 14%, respectively, of the Plan’s assets were invested in the common stock of the Company. The underlying value of the Company’s common stock is dependent upon the performance of the Company, the market’s evaluation of such performance and overall market conditions. Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the participant’s account balances and the amounts reported in the statements of assets available for benefits and the statements of changes in net assets available for benefits. Participant contributions directed to purchase the Company’s common stock are limited to 20% of the participant’s total contributions.

7.	RECONCILIATION TO FORM 5500

Benefit claims payable are reported as a liability on Form 5500 but are not recorded as a liability on the financial statements prepared in accordance with GAAP. Excess contributions are recorded as a liability on the financial statements in accordance with GAAP, but not recorded as a liability on Form 5500.

The reconciliation of net assets available for benefits per the Form 5500 to the financial statements is as follows:

	December 31,
	2019	2018
Net assets available for benefits per Form 5500	$132,430,894	$113,019,111
Benefits to participants paid in 2019	—	2,000
Benefits to participants to be paid in 2020	6,961	—
Excess contributions refunded in 2019	—	(33,976)
Excess contributions to be refunded in 2020	(79,533)	—
Net assets available for benefits per financial statements	$132,358,322	$112,987,135

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

The reconciliation of changes in net assets available for benefits per the Form 5500 to the financial statements is as follows:

	Year Ended December 31,
	2019	2018
Changes in net assets available for benefits per Form 5500	$19,411,783	$(8,299,768)
Benefits to participants paid in 2018	—	(5,161)
Benefits to participants paid/to be paid in 2019	(2,000)	2,000
Benefits to participants to be paid in 2020	6,961	—
Excess contributions refunded in 2018	—	4,769
Excess contributions refunded/to be refunded in 2019	33,976	(33,976)
Excess contributions to be refunded in 2020	(79,533)	—
Changes in net assets available for benefits after transfers per financial statements	$19,371,187	$(8,332,136)

8.	FAIR VALUE MEASUREMENTS

In accordance with GAAP, the Plan’s assets and liabilities, which are carried at fair value, are classified in one of the following three categories:

Level 1 – Quoted prices in active markets for identical investments.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs that are not corroborated by market data.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for instruments measured at fair value.

Money Market Funds
These investments are public investment vehicles valued using $1 for the NAV, or its equivalent, as a practical expedient.

Mutual Funds
These investments are valued at the NAV of shares held by the Plan at year end based on quoted market prices and are classified within Level 1 of the fair value hierarchy.

Common/Collective Trust Funds
These investments are public investment vehicles valued using the NAV, or its equivalent, as a practical expedient, provided by the administrator of the fund. NAV is based on the fair value of the underlying investments held by the fund less its liabilities. In accordance with GAAP, since the common/collective trust funds are measured using the NAV per share practical expedient, these investments are not classified in the fair value hierarchy.

FirstCash, Inc. Common Stock
FirstCash, Inc. common stock is valued at the closing price reported on the Nasdaq Stock Market and is classified within Level 1 of the fair value hierarchy.

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2019 or 2018, and there were no changes in the valuation methodologies between these periods.

The following tables present the fair value of investments, measured on a recurring basis, as of December 31, 2019 and 2018, respectively, by the fair value hierarchy described above. The Plan had no investments classified as Level 2 or 3 at December 31, 2019 or 2018.

	Total	Fair Value Measurements Using
	Investments	Level 1	Level 2	Level 3
Balance at December 31, 2019
Investments at fair value:
Mutual funds	$31,170,000	$31,170,000	$—	$—
FirstCash, Inc. common stock	16,423,122	16,423,122	—	—
Total	47,593,122

Investments measured at NAV (1):
Money market funds	3,568,621
Common/collective trust funds (2)	73,982,366
Total	77,550,987

Total Plan investments	$125,144,109

Balance at December 31, 2018
Investments at fair value:
Mutual funds	$24,830,581	$24,830,581	$—	$—
FirstCash, Inc. common stock	15,531,157	15,531,157	—	—
Total	40,361,738

Investments measured at NAV (1):
Money market funds	3,337,886
Common/collective trust funds (2)	61,836,698
Total	65,174,584

Total Plan investments	$105,536,322

(1)
In accordance with GAAP, certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation to the amounts in the statement of net assets available for benefits.

(2)	All of the common/collective trust funds are immediately redeemable and have no notice requirements.

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

9.	SUBSEQUENT EVENTS

In December 2019, a novel strain of coronavirus (“COVID-19”) surfaced in China, which has and is continuing to spread throughout the world. In March of 2020, the World Health Organization declared the outbreak as a pandemic. The COVID-19 pandemic has led to volatility in financial markets and has affected, and may continue to affect, the market price of FirstCash’s common stock and other Plan assets. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets. The extent to which COVID-19 impacts the financial markets will depend on future developments that are highly uncertain and cannot be predicted.

The Coronavirus Aid Relief, and Economic Security Act (CARES Act) was passed by the U.S. Senate in March 2020. The CARES Act allows eligible plan participants to request penalty-free distributions of up to $100,000 before December 31, 2020 for qualifying reasons associated with the COVID-19 pandemic, permits increasing the limit for plan loans, permits suspension of loan payments due for up to one year, and permits individuals to stop receiving 2020 required minimum distributions. The Plan has implemented these optional features and written amendments to the Plan to reflect these operational changes will be adopted at a later date in accordance with applicable law and IRS guidance.

SUPPLEMENTAL SCHEDULE

FIRSTCASH 401(K) PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 75-2237318	Plan Number: 001
DECEMBER 31, 2019

(a)	(b)	(c)	(d)	(e)
	IDENTITY OF ISSUER, BORROWER, LESSOR OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE RATE OF INTEREST, COLLATERAL PAR OR MATURITY VALUE	COST	CURRENT VALUE
	Money Market Funds:
*	TD Ameritrade Trust Company	TD Bank USA Institutional Money Market	**	$2,839,665
*	TD Ameritrade Trust Company	TD Bank USA Money Market	**	728,956
				3,568,621
	Mutual Funds:
	Dimensional Fund Advisors	Intermediate Government Fixed Income	**	943,518
	Dimensional Fund Advisors	US Large Cap Value	**	3,618,912
	BNY Mellon	Small Cap Stock Index	**	2,570,244
	TIAA-CREF	S&P 500 Index	**	4,191,406
	TIAA-CREF	International Equity Index	**	584,220
	American Funds	EuroPacific Growth	**	2,280,243
	American Funds	Investment Company of America	**	2,127,796
	Vanguard	Short Term Bond Index (Admiral shares)	**	3,257,733
	Vanguard	Growth Index (Admiral shares)	**	8,459,946
	Vanguard	Mid Cap Index (Admiral shares)	**	3,135,982
				31,170,000
	Common /Collective Trust Funds:
*	TD Ameritrade Trust Company	StarCore I	**	2,551,848
*	TD Ameritrade Trust Company	StarCore II	**	54,867,089
*	TD Ameritrade Trust Company	StarCore III	**	3,814,387
*	TD Ameritrade Trust Company	StarCore IV	**	2,654,458
*	TD Ameritrade Trust Company	StarCore Global Value	**	791,785
*	TD Ameritrade Trust Company	StarCore International	**	597,433
*	TD Ameritrade Trust Company	StarCore US	**	1,556,679
*	TD Ameritrade Trust Company	StarTrack Retirement Income Fund	**	629,822
*	TD Ameritrade Trust Company	StarTrack 2020	**	1,553,294
*	TD Ameritrade Trust Company	StarTrack 2030	**	3,123,996
*	TD Ameritrade Trust Company	StarTrack 2040	**	1,551,939
*	TD Ameritrade Trust Company	StarTrack 2050	**	289,636
				73,982,366

*	FirstCash, Inc.	Common Stock (203,685 shares)	**	16,423,122

*	Participant Loans	4.25% – 6.50% interest and varying maturities through 11/4/2039	—	6,880,946

	Total investments			$132,025,055

*	Party-In-Interest
**	Historical cost information not required for participant directed accounts

See Report of Independent Registered Public Accounting Firm.

S-1

REQUIRED INFORMATION

ITEM 1.	Not Applicable

ITEM 2.	Not Applicable

ITEM 3.	Not Applicable

ITEM 4.	Financial Statements and Exhibits

	(a)	Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 2 hereof in the Table of Contents, in lieu of the requirements of Items 1 to 3 above.

	(b)	Exhibits:

		23.1	Consent of Independent Registered Public Accounting Firm, Whitley Penn LLP

		32.1	Certification of Plan Administrator

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 15, 2020	FIRSTCASH 401(k) PROFIT SHARING PLAN

	By:	/s/ Rick Wessel
Plan Administrator